SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 11, 2003

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730	
(State or Other Jurisdiction	(Commission		(IRS Employer
of Incorporation)	File Number)		Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

On November 10, 2003, the Company issued a news release announcing that David C. Parke has been appointed by the Board of Directors to fill the position vacated by Dale G. Rettinger in October. Mr. Rettinger passed away unexpectedly on October 3 after a brief illness. The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

       On November 10, 2003, the Company issued a news release announcing that that David C. Parke has been appointed by the Board of Directors to fill the position vacated by Dale G. Rettinger in October. Mr. Rettinger passed away unexpectedly on October 3 after a brief illness. The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date November 11, 2003

By /s/ Darwin L. Stump
    Darwin L. Stump
    Acting Chief Financial Officer